CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
SEP 25 2007
WASH. D.C. 186

07027220

Subject CSM nv, (SEC File No. 82-34886)

Date September 18, 2007

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release September 12, 2007: CSM announces share repurchase program

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

B

Very truly yours,

M. Mantel-West

Mariëtte Mantel
CSM nv

dlw 10/16

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM ANNOUNCES SHARE REPURCHASE PROGRAM

Diemen, the Netherlands, 12 September 2007 – CSM announces to repurchase ordinary shares up to a maximum value of € 100 million to further optimize its capital structure.

For the execution of its share repurchase program CSM has entered into an agreement with Rabobank. The program will start on 17 September and end on 31 December 2007 at the latest. For the time being, the shares repurchased will be held as Treasury stock. CSM will report the progress of the share buy-back program after the close of trading on 21 September 2007 and subsequently every week.

The number of shares that Rabobank will acquire on Euronext Amsterdam on a daily basis will in principle not exceed 25% (excluding block trades) of the average daily volume of CSM shares traded on Euronext Amsterdam during the month of September 2007.

Koos Kramer, CFO of CSM: "The results for the first half of 2007 showed a net debt decrease by € 186 million to € 406 million, resulting in a net debt/EBITDA ratio – our main financing parameter – of 1.5, amply below our target limit of 3.0. The strong balance sheet combined with the current stock market developments create an opportunity to engage in a share buy-back program."

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

END